

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2013

Via Email
Geoffrey Lee
Chief Executive Officer
Soundstorm Digital, Inc.
Suite 1500-885 West Georgia Street
Vancouver, British Columbia V6C 3E8

> **Re:** **Soundstorm Digital, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 13, 2013**
> **File No. 333-189112**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in your offering.

Outside Front Cover Page of Prospectus

2.   Given that you currently have no operations and have assets only consisting of cash and cash equivalents, it appears that you are a shell company as defined in Securities Act Rule 405. Please disclose that you are a shell company, or provide your legal analysis

supporting your belief that you are not a shell company. In addition, please add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any restricted securities issued by a shell company and discusses the potential effect on your ability to attract additional capital in the future through unregistered offerings.

Risk Factors, page 6

3.   Please include a risk factor that addresses the potential risks to investors if you have less than 300 record holders after the year that your registration statement becomes effective, i.e., it is possible that you would not be required to provide shareholders periodic or current reports following the Form 10-K for the fiscal year in which your offering is completed, and this could impact your eligibility for quotation on the OTC Bulletin Board.

Selling Security Holders, page 12

4.   Footnote 4 contains a disclaimer of beneficial ownership. The term "security holders" in Item 507 of Regulation S-K refers to beneficial holders and is based on voting and/or investment power. For guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. To the extent that you retain this disclaimer, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

5.   Please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity. See Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Description of Business

Business of Issuer

Principal Services and Principal Markets, page 17

6.   We note your disclosure that you are "currently in the process of obtaining the licensing rights" to several web domains. Please expand your disclosure to further describe the status of your business, including the steps you have taken to date and the steps that will need to be taken in order to launch your service and to begin generating revenues.

<u>Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters</u>

<u>Market Information, page 20</u>

7.   We note your disclosure here that there "are currently 32,000,000 shares of common stock that could be sold pursuant to Rule 144." As it appears that you are a shell company as defined in Securities Act Rule 405, please provide us with your legal analysis as to how the shares are eligible to be sold under Rule 144. Alternatively, please revise your disclosure here and elsewhere in the prospectus where you discuss the availability of Rule 144 for the sale of outstanding shares not registered in this offering.

<u>Unaudited Financial Statements for the years ended June 30, 2013 and 2012</u>

<u>Statement of Operations, page 34</u>

8.   Please explain why your statements of operations include unaudited interim operating results for the three and six months ended June 30, 2012 and 2011. In this respect, your statements of operations should include unaudited interim operating results for the three and six months ended June 30, 2013 and 2012. We refer you to Rule 8-08 of Regulation S-X.

<u>Management's Discussion and Plan of Operation</u>

<u>Results of Operation for the three and six months ended June 30, 2013 and 2012 and from Inception (May 9, 2011) through June 30, 2013</u>

<u>Liquidity and capital resources, page 41</u>

9.   We note your disclosure that you do not have sufficient cash on hand to execute your operations for at least the next twelve months. Please state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency and disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. Additionally, please expand your disclosure to explain how you intend to pay for the expenses associated with your plan of operation for the next twelve months and the $6,010 expense associated with this offering.

<u>Plan of Operation, page 42</u>

10.   Provide expand your disclosure here, in the context of your Business discussion, or elsewhere in the prospectus as appropriate to further discuss how you intend to execute your plan of operation, and more specifically, what steps you will take to develop the music portal.

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons, page 43

11.   We note that you have included a discussion on Mr. Lee's skills and accomplishments without providing a description of his business experience. Please expand your disclosure of Mr. Lee's background to describe his specific business experience during the past five years. See Item 401(e) of Regulation S-K.

Exhibits

12.   For each exhibit that is being incorporated by reference to a previously filed registration statement, please note this fact in the exhibit index. See Item 601(a)(2) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Randall V. Brumbaugh, Esq